SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 19, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

4Q19 Earnings Release

Banco Macro Announces Results for the Fourth Quarter of 2019

Buenos Aires, Argentina, February 19, 2020 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2019 (“4Q19”). All figures are in Argentine pesos (Ps.)

Summary

• The Bank’s net income totaled Ps.13.3 billion in 4Q19. This result was 1% higher than the result posted in 3Q19 and 153% higher than in 4Q18. In 4Q19, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 59% and 10.4%, respectively. In FY2019 Net Income totaled Ps.40.8 billion increasing 159% or Ps.25 billion compared with FY2018.

• In 4Q19, Banco Macro’s financing to the private sector grew 10% or Ps.18.7 billion quarter over quarter (“QoQ”) totaling Ps.211.6 billion and increased 22% or Ps.38.6 billion year over year (“YoY”). In the quarter, growth was driven by commercial loans, among which Overdrafts and Others stand out; with a 32% and a 52% increase respectively QoQ. Meanwhile within consumer loans, credit card loans increased 27% QoQ.

• In 4Q19, Banco Macro’s total deposits increased 1% or Ps.3.7 billion QoQ, totaling Ps.262.9 billion and representing 78% of the Bank’s total liabilities. Private sector deposits increased 3% or Ps.6.4 billion QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.69 billion, 27.3% regulatory capital ratio – Basel III and 20% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 59% of its total deposits in 4Q19.

• As of 4Q19, the efficiency ratio reached 32.3%, improving from the 37.9% posted in 4Q18.

• In 4Q19, the Bank’s non-performing to total financing ratio was 2.07% and the coverage ratio reached 123.08%.

4Q19 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Thursday, February 20, 2020 Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time		Jorge Scarinci Chief Financial Officer

To participate, please dial:
Argentina Toll Free:	Webcast Replay: click here	Nicolás A. Torres
(011) 3984 5677		Investor Relations
Participants Dial In (Toll Free):	Available from 02/20/2020 through
+1 (844) 450 3847	03/05/2020	Phone: (54 11) 5222 6682
Participants International Dial In:		E-mail: investorelations@macro.com. ar
+1 (412) 317 6370
Conference ID: Banco Macro		Visit our website at:
Webcast: click here		www.macro.com.ar/relaciones-inversores

4Q19 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

4Q19 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”) with the exception of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies” both temporarily excluded by the Central Bank of Argentina from the applicable accounting framework for Financial Institutions. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report which shows the impact of the application of I.F.R.S 9 and IAS 29.

Results

Earnings per outstanding share were Ps.20.76 in 4Q19, 1% higher than 3Q19 and 155% higher than the result posted a year ago. On a yearly basis Net Income increased 153% while Earnings per Share increased 155%, given that the average amount of shares outstanding decreased in 3Q18, 4Q18 and 1Q19 due to the Share buyback program.

In FY2019 Earnings per share were Ps.63.85 and increased 168% compared to FY2018

EARNINGS PER SHARE	MACRO Consolidated							Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	2018	2019	QoQ	YoY

Net income -Parent Company- (M $)	5,243	7,343	7,033	13,158	13,266	15,729	40,800	1%	153%
Average # of shares outstanding (M)	643	639	639	639	639	661	639	0%	-1%
Average #of treasury stocks (shares repurchased) (M)	26	30	30	14	-	9	0	-100%	-100%
Book value per avg. Outstanding share ($)	82	93	94	117	141	82	141	21%	72%
Shares Outstanding (M)	641	639	639	639	639	641	639	0%	0%
Earnings per avg. outstanding share ($)	8.15	11.49	11.01	20.59	20.76	23.79	63.85	1%	155%

EOP FX (Pesos per USD)	37.8083	43.3533	42.4483	57.5583	59.8950	37.8083	59.8950	4%	58%
Book value per avg. issued ADS (USD)	18.62	22.16	21.41	22.14	23.54	18.62	23.54	6%	26%
Earnings per avg. outstanding ADS (USD)	1.41	2.16	2.65	2.59	3.47	7.82	10.87	34%	145%

Banco Macro’s 4Q19 net income of Ps.13.3 billion was 1% or Ps.106 million higher than the previous quarter and 153% or Ps.8 billion higher YoY. This result represented an accumulated ROAE and ROAA of 59% and 10.4% respectively.

In FY2019 Net income totaled Ps.40.8 billion, 159% higher than the result posted in FY2018.

4Q19 Earnings Release

INCOME STATEMENT RECURRING	MACRO Consolidated					Change
In MILLION $	4Q18 (¹)	1Q19(²)	2Q19(³)	3Q19(4)	4Q19(5)	QoQ	YoY

Net Interest Income	12,288	12,931	16,785	20,057	22,715	13%	85%
Net fee income	3,259	3,310	3,391	3,753	4,125	10%	27%
Subtotal (Net Interest Income + Net Fee Income)	15,547	16,241	20,176	23,810	26,840	13%	73%
Net Income from financial instruments at fair value through P&L	364	605	133	659	1,106	68%	204%
Income from assets at amortized cost	1	-17	0	-1	54	-	5300%
Differences in quoted prices of gold and foreign currency	729	-167	333	1,497	1,281	-14%	76%
Other operating income	413	736	817	1,071	926	-14%	124%
Provision for loan losses	836	800	848	824	1,033	25%	24%
Net Operating Income	16,218	16,598	20,611	26,212	29,174	11%	80%
Employee benefits	3,124	3,133	4,007	4,308	4,979	16%	59%
Administrative expenses	2,105	2,096	2,301	2,903	3,294	13%	56%
Depreciation and impairment of assets	215	290	317	366	397	8%	85%
Other operating expenses	2,916	3,104	2,886	4,382	6,631	51%	127%
Operating Income	7,858	7,975	11,100	14,253	13,873	-3%	77%
Result from associates & joint ventures	33	26	23	17	25	47%	-24%
Result before taxes from continuing operations	7,891	8,001	11,123	14,270	13,898	-3%	76%
Income tax	2,440	2,307	3,319	-1,263	3,192	-	31%
Net income from continuing operations	5,451	5,694	7,804	15,533	10,706	-31%	96%

Recurring Net Income of the period	5,451	5,694	7,804	15,533	10,706	-31%	96%
Non recurring income/loss of the period	-208	1,649	-772	-2,374	2,559	-208%	-1330%

Net Income (Recurring + Non Recurring)	5,243	7,343	7,032	13,159	13,265	1%	153%

(1) Excluding provisions for class actions, deferred tax

(2) Excluding Prisma & Molinos Cañuelas

(3) Excluding results related to social security contributions (Employee benefits & Other Operating income), sale of real estate (Other Operating income), Prisma dividends (Result from associates & joint ventures) and Income tax

(4) Excluding IFRS adjustment on Government Securities, Severance Pay and provisions for class actions

(5) Excluding the reverse of IFRS adjustment on Governement Securities, higher loan loss provisions and adjustments on TC21

Net operating income (before G&A and personnel expenses) was Ps.29.7 billion in 4Q19, increasing 13% or Ps.3.5 billion compared to 3Q19 and 83% or Ps.13.5 billion compared to the previous year.

In FY2019 Net Operating income (before G&A and personnel expenses) totaled Ps.95.8 billion, 89% higher than the previous year.

Operating income (after G&A and personnel expenses) was Ps.16.4 billion in 4Q19, 38% or Ps.4.5 billion higher than in 3Q19 and 117% or Ps.8.9 billion higher than a year ago.

In FY2019 Operating Income (after G&A and personnel expenses) of Ps.48.1 billion was 114% higher than in FY2018.

It is important to emphasize that this result was obtained with a leverage of 4.8x assets to equity ratio.

4Q19 Earnings Release

INCOME STATEMENT	MACRO Consolidated							Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	2018	2019	QoQ	YoY

Net Interest Income	12,288	12,931	16,785	20,057	22,715	39,646	72,488	13%	85%
Net fee income	3,124	3,309	3,389	3,751	4,125	11,162	14,574	10%	32%
Subtotal (Net Interest Income + Net Fee Income)	15,412	16,240	20,176	23,810	26,840	50,808	87,062	13%	74%
Net Income from financial instruments at fair value through P&L	364	1,974	133	659	2,580	1,066	5,346	292%	609%
Income from assets at amortized cost	1	-17	0	-1	54	-5	36	-	5300%
Differences in quoted prices of gold and foreign currency	729	-51	333	1,497	1,281	-1,376	3,060	-14%	76%
Other operating income	413	3,114	983	1,071	926	2,945	6,099	-14%	124%
Provision for loan losses	836	2,154	848	824	1,991	2,706	5,818	142%	138%
Net Operating Income	16,218	19,108	20,776	26,211	29,690	50,604	95,785	13%	83%
Employee benefits	3,124	3,134	4,917	4,430	4,979	10,308	17,460	12%	59%
Administrative expenses	2,105	2,095	2,300	2,902	3,294	6,826	10,591	14%	56%
Depreciation and impairment of assets	215	290	317	366	397	737	1,370	8%	85%
Other operating expenses	3,213	3,104	3,949	6,634	4,588	10,303	18,275	-31%	43%
Operating Income	7,561	10,484	9,293	11,879	16,432	22,430	48,088	38%	117%
Result from associates & joint ventures	33	26	613	17	25	265	681	47%	-24%
Result before taxes from continuing operations	7,594	10,510	9,906	11,896	16,457	22,695	48,769	38%	117%
Income tax	2,351	3,166	2,874	-1,263	3,192	6,965	7,969	-	-
Net income from continuing operations	5,243	7,344	7,032	13,159	13,265	15,730	40,800	1%	153%

Net Income of the period	5,243	7,344	7,032	13,159	13,265	15,730	40,800	1%	153%
Net income of the period attributable to parent company	5,243	7,343	7,033	13,158	13,266	15,729	40,800	1%	153%
Net income of the period attributable to minority interest	0	1	-1	1	-1	1	0	-	-

The Bank’s 4Q19 net interest income totaled Ps.22.7 billion, 13% or Ps.2.7 billion higher than in 3Q19 and 85% or Ps.10.4 billion higher YoY.

In FY2019 net interest income totaled Ps.72.5 billion, 83% higher than in FY2018.

In 4Q19 interest income totaled Ps.32.8 billion, 8% or Ps.2.8 billion higher than in 3Q19 and 38% or Ps.9 billion higher than in 4Q18.

Income from interest on loans and other financing totaled Ps.22.1 billion, 38% or Ps.6.1 billion higher compared with the previous quarter. On a yearly basis Income from interest on loans increased 42% or Ps.6.6 billion.

In FY2019 Income from interest on loans and other financing totaled Ps.67.5 billion, 42% higher than in FY2018.

In 4Q19 income from government and private securities decreased 49% or Ps.9.5 billion QoQ (due to a 67% reduction in the average Leliq position and a 235b.p. reduction in the Leliq rate) and increased 25% or Ps.2 billion compared with the same period of last year. This result is explained 56% by income from government and private securities through other comprehensive income (Central Bank Notes) and the remaining 44% is explained by income of government and private securities at amortized cost.

In FY2019 income from government and private securities totaled Ps.53.8 billion, 245% higher than in FY2018.

In 4Q19 income from Repos totaled Ps.709 million, Ps.702 higher than the previous quarter and Ps.381 million higher than a year ago.

In 4Q19 Differences in foreign currency totaled a Ps.1.3 billion gain, due to the 4% argentine peso depreciation against the US dollar and the Bank’s long spot dollar position during the quarter and FX trading results (Ps.1 billion). It should be noted that if income from investment in derivative financing instruments is added then differences in quoted prices of gold and foreign currency in 4Q19 resulted in a Ps.1.5 billion gain.

In FY2019 Income from Differences in quoted prices of gold and foreign currency totaled a Ps.3.1 billion gain (with income from foreign currency exchange standing out) compared to a Ps.1.4 billion loss in FY2018.

4Q19 Earnings Release

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY	MACRO Consolidated							Variation
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	2018	2019	QoQ	YoY

(1) Differences in quoted prices of gold and foreign currency	729	-51	333	1,496	1,281	-1,377	3,060	-14%	76%
Translation of FX assets and liabilities to Pesos	354	-481	-129	332	282	-2,721	5	-15%	-20%
Income from foreign currency exchange	375	430	462	1,164	999	1,343	3,055	-14%	166%

(2) Net Income from financial assets and liabilities at fair value through P&L	-22	301	-12	735	224	213	1248	-70%	-
Income from investment in derivative financing instruments	-22	301	-12	735	224	213	1,248	-70%	-

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	707	250	321	2,231	1,505	-1,165	4,308	-33%	113%

INTEREST INCOME	MACRO Consolidated							Change
In MILLION$	4Q18	1Q19	2Q19	3Q19	4Q19	2018	2019	QoQ	YoY

Interest on Cash and due from Banks	15	31	35	86	66	25	218	-23%	340%
Interest from government securities	7,898	9,515	14,951	19,026	8,933	17,510	52,425	-53%	13%
Interest from private securities	2	1	0	379	957	176	1,337	153%	47750%
Interest on loans and other financing
To the financial sector	546	494	355	375	411	1,229	1,635	10%	-25%
Interest on overdrafts	2,442	1,872	1,739	3,351	6,970	5,632	13,932	108%	185%
Interest on documents	1,089	1,201	1,086	961	1,262	3,329	4,510	31%	16%
Interest on mortgages loans	1,795	1,310	1,673	1,471	2,233	4,260	6,687	52%	24%
Interest on pledged loans	148	129	124	129	126	582	508	-2%	-15%
Interest on personal loans	5,676	5,785	6,005	6,162	6,418	20,719	24,370	4%	13%
Interest on credit cards loans	2,371	2,567	2,677	2,589	2,886	7,060	10,719	11%	22%
Interest on financial leases	57	44	43	28	29	164	144	4%	-49%
Interest on other loans	1,447	1,124	1,029	1,018	1,813	4,474	4,984	78%	25%
Interest on Repos
From the BCRA	0	9	0	0	389	23	398	0%	0%
Other financial institutions	328	313	1,617	7	320	395	2,257	4471%	-2%
Total Interest income	23,814	24,395	31,334	35,582	32,813	65,578	124,124	-8%	38%

Income from Interest on loans	15,571	14,526	14,731	16,084	22,148	47,452	67,489	38%	42%

The Bank’s 4Q19 interest expense totaled Ps.10.1 billion, decreasing 35% (Ps.5.4 billion) compared to the previous quarter and 12% (Ps.1.4 billion) compared to 4Q18.

In 4Q19, interest on deposits represented 93% of the Bank’s total interest expense, decreasing 34% or Ps.4.8 billion QoQ. This decrease can be traced to a 2,138 b.p. decline in the BADLAR rate and an 18% decrease in the average volume of time deposits. On a yearly basis, interest on deposits decreased 12% or Ps.1.3 billion (due to a 588 b.p. reduction in the BADLAR rate)

In 4Q19, interest on corporate bonds decreased 75% or Ps.587 million due to lower interest rates in the case of Series “C” notes and the cancelation of repurchased Series “B” notes.

In FY2019 interest expense totaled Ps.51.6 billion and was 99% higher than in FY2018.

4Q19 Earnings Release

INTEREST EXPENSE	MACRO Consolidated							Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	2018	2019	QoQ	YoY

Deposits
Interest on checking accounts	491	118	52	105	27	633	302	-74%	-95%
Interest on saving accounts	140	97	153	113	181	349	544	60%	29%
Interest on time deposits	10,013	10,372	13,368	13,969	9,168	22,247	46,877	-34%	-8%
Interest on other financing from BCRA and financial inst.	45	43	62	62	17	128	184	-73%	-62%
Repos
Other financial institutions	64	71	107	54	27	185	259	-50%	-58%
Interest on corporate bonds	478	452	470	787	200	1,507	1,909	-75%	-58%
Interest on subordinated bonds	267	280	311	386	430	832	1,407	11%	61%
Interest on other financial liabilities	28	31	26	49	48	51	154	-2%	71%
Total financial expense	11,526	11,464	14,549	15,525	10,098	25,932	51,636	-35%	-12%

Expenses from interest on deposits	10,644	10,587	13,573	14,187	9,376	23,229	47,723	-34%	-12%

As of 4Q19, the Bank’s net interest margin (including FX) was 21.1%, higher than the 19.1% posted in 3Q19 and the 14.9% in 4Q18.

As of 4Q19 Net Interest Margin (excluding FX) was 20.3%, higher than the 18.5% posted in 3Q19 and the 15.4% in 4Q18. This result shows the Bank’s ability to defend its margin.

In 4Q19 Net Interest Margin (Pesos) was 35.9%, higher than the 28.3% posted in 3Q19 and the 22.3% in 4Q18; meanwhile Net Interest Margin (USD) was 2.1%, higher than the 0.6% posted in 3Q19 and the 0.5% in 4Q18.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLON $	4Q18		1Q19		2Q19		3Q19		4Q19
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Cash and Deposits in Banks	31,969	0.0%	32,270	0.0%	34,030	0.0%	24,551	0.0%	32,758	0.0%
Goverment & Securities at fair value through P&L	1,355	35.1%	1,715	14.9%	1,438	9.5%	2,375	-23.4%	2,379	325.7%
Loans & Other Financing
Public Sector	2,069	69.8%	1,401	57.0%	952	49.7%	1,533	66.8%	3,265	66.0%
Financial Sector	4,247	50.3%	4,736	41.7%	3,143	44.4%	2,974	49.5%	2,927	55.0%
Private Sector	123,050	45.2%	122,286	43.5%	116,892	46.0%	124,450	46.4%	160,933	49.4%
Other debt securities	52,738	60.0%	71,886	54.1%	92,118	64.9%	112,092	68.7%	52,400	74.7%
Other interest-earning assets	8,752	23.9%	10,259	72.7%	16,603	43.0%	9,614	2.8%	16,280	27.5%
Total interest-earning assets	224,180	41.7%	244,553	41.9%	265,176	46.3%	277,589	49.3%	270,942	49.7%

Non interest-earning assets	13,107		14,266		20,860		15,991		18,268
Total Average Assets	237,287		258,819		286,036		293,580		289,210

Interest-bearing liabilities
Deposits
Public Sector	14,323	35.5%	16,375	33.0%	16,069	34.8%	12,752	34.8%	11,246	26.5%
Financial Sector	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Private Sector	112,920	32.0%	122,198	29.7%	137,077	34.4%	146,717	34.2%	119,869	27.9%
BCRA and other financial institutions	492	36.3%	898	19.4%	513	47.7%	510	46.7%	238	25.0%
Corporate bonds	6,359	29.8%	6,189	29.6%	6,161	30.6%	6,083	51.3%	5,568	14.3%
Subordinated bonds	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Other interest-bearing liabilities	453	56.1%	723	40.4%	1,133	38.6%	366	46.7%	526	31.7%
Total int.-bearing liabilities	134,547	32.4%	146,383	30.1%	160,953	34.4%	166,428	35.0%	137,447	27.3%

Total non int.-bearing liab. & equity	46,582		52,988		60,779		61,607		73,282

Total Average Liabilities & Equity	181,129		199,371		221,732		228,035		210,729

Assets Performance		23,554		25,293		30,590		34,497		33,946
Liabilities Performance		10,980		10,857		13,808		14,692		9,448
Net Interest Income		12,574		14,436		16,782		19,805		24,498
Total interest-earning assets		224,180		244,553		265,176		277,589		270,942
Net Interest Margin (NIM)		22.3%		23.9%		25.4%		28.3%		35.9%

4Q19 Earnings Release

ASSETS & LIABILITIES PERFORMANCE (USD)	MACRO Consolidated
In MILLON $	4Q18		1Q19		2Q19		3Q19		4Q19
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Cash and Deposits in Banks	36,428	0.2%	41,863	0.3%	51,749	0.3%	61,991	0.6%	60,103	0.4%
Goverment & Securities at fair value through P&L	342	-9.3%	209	34.9%	279	8.6%	284	18.2%	255	24.9%
Loans & Other Financing
Financial Sector	489	6.5%	486	7.5%	489	9.0%	292	10.9%	301	11.9%
Private Sector	43,259	5.8%	47,627	6.1%	55,590	6.0%	59,228	6.1%	40,255	11.2%
Other debt securities	86	9.2%	31	13.1%	0	0.0%	0	0.0%	1,644	0.0%
Other interest-earning assets	2,162	0.2%	2,943	-0.1%	3,084	-0.1%	3,357	-0.2%	5,059	-0.1%
Total interest-earning assets	82,766	3.1%	93,159	3.4%	111,191	3.2%	125,152	3.2%	107,617	4.5%

Non interest-earning assets	3,231		2,724		93		3,960		0
Total Average Assets	85,997		95,883		111,284		129,112		107,617

Interest-bearing liabilities
Deposits
Public Sector	534	0.0%	873	0.0%	1,517	0.0%	1,818	0.0%	1,570	0.0%
Private Sector	53,499	1.9%	60,155	2.0%	71,749	2.3%	76,150	2.1%	53,667	1.4%
BCRA and other financial institutions	2,455	4.5%	2,468	4.9%	2,117	4.7%	2,612	5.2%	2,629	5.6%
Subordinated bonds	15,024	7.1%	15,868	7.2%	17,821	7.0%	20,564	7.4%	24,120	7.1%
Other interest-bearing liabilities	1	0.0%	9	0.0%	1	0.0%	1	0.0%	0	0.0%
Total int.-bearing liabilities	71,513	3.0%	79,373	3.1%	93,205	3.2%	101,145	3.3%	81,986	3.2%

Total non int.-bearing liab.	16,873		16,378		19,027		23,812		20,378

Total Average Liabilities	88,386		95,751		112,232		124,957		102,364

Assets Performance		645		775		887		1,010		1,223
Liabilities Performance		547		606		741		832		651
Net Interest Income		98		169		146		178		572
Total interest-earning assets		82,766		93,159		111,191		125,152		107,617
Net Interest Margin (NIM)		0.5%		0.7%		0.5%		0.6%		2.1%

In 4Q19 Banco Macro’s net fee income totaled Ps.4.1 billion, 10% or Ps.374 million higher than in 3Q19 and 32% or Ps.1 billion higher than the same period of last year.

In FY2019 net fee income of 14.6billion increased 31% compared to FY2018.

In the quarter, fee income totaled Ps.4.6 billion, 10% or Ps.422 million higher than in 3Q19. Fees charged on deposit accounts, credit card fees and ATM transaction fees stand out; with a 9%, 12% and 50% increase respectively QoQ. On a yearly basis, fee income increased 36% or Ps.1.2 billion.

In the quarter, total fee expenses increased 12% or Ps.48 million. On a yearly basis, fee expenses increased 100% or Ps.218 million.

NET FEE INCOME	MACRO Consolidated							Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	2018	2019	QoQ	YoY

Fees charged on deposit accounts	1,435	1,522	1,445	1,590	1,738	5,314	6,295	9%	21%
Credit card fees	700	757	727	883	989	2,853	3,356	12%	41%
Corporate services fees	336	332	404	496	529	1,039	1,761	7%	57%
ATM transactions fees	52	158	180	232	349	52	919	50%	571%
Insurance fees	179	225	233	230	264	719	952	15%	47%
Financial agent fees (Provinces)	229	172	209	217	230	619	828	6%	0%
Debit card fees	200	181	192	229	206	572	808	-10%	3%
Credit related fees	138	147	147	172	155	540	621	-10%	12%
Mutual funds & securities fees	16	21	94	51	62	84	228	22%	288%
AFIP & Collection services	44	27	28	30	27	93	112	-10%	-39%
ANSES fees	12	8	9	8	11	33	36	38%	-8%
Total fee income	3,341	3,550	3,668	4,138	4,560	11,918	15,916	10%	36%

Total fee expense	217	241	279	387	435	756	1,342	12%	100%

Net fee income	3,124	3,309	3,389	3,751	4,125	11,162	14,574	10%	32%

In 4Q19 Net Income from financial assets and liabilities at fair value through profit or loss totaled Ps.2.6 billion, increasing 292% or Ps.1.9 billion compared to 3Q19. Profit from government securities stands out with a Ps.2.4 billion increase related to the mark to market of TC21 Government Bond.

In FY2019 Net Income from financial assets and liabilities at fair value through profit or loss totaled Ps.5.3 billion, 402% higher than in FY2018.

4Q19 Earnings Release

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated							Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	2018	2019	QoQ	YoY

Profit or loss from government securities	165	165	39	-328	2,022	474	1,898	-	1125%
Profit or loss from private securities	168	149	145	136	266	285	696	96%	58%
Profit or loss from investment in derivative financing instruments	-22	301	-12	735	224	213	1,248	-70%	-
Profit or loss from other financial assets	65	51	49	12	51	171	163	325%	-22%
Profit or loss from investment in equity instruments	4	1,401	9	0	24	46	1,434	-	500%
Profit or loss from the sale of financial assets at fair value	-16	-91	-97	102	-7	-123	-93	-	-
Income from financial assets at fair value through profit or loss	364	1,976	133	657	2,580	1,066	5,346	293%	610%

Profit or loss from derivative financing instruments	0	-2	0	2	0	0	0	-100%	0%
Income from financial liabilities at fair value through profit or loss	0	-2	0	2	0	2	0	-100%	0%

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	364	1,974	133	659	2,580	1,066	5,346	292%	610%

In the quarter Other Operating Income totaled Ps.926 million, 9% or Ps.147 million lower than in 3Q19. On a yearly basis Other Operating Income increased 69% or Ps.378 million.

In FY2019 Other Operating Income totaled Ps.6.1 billion, 117% higher than in FY2018.

OTHER OPERATING INCOME	MACRO Consolidated							Change
IN MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	2018	2019	QoQ	YoY

Credit and debit cards	2	37	56	44	41	2	178	-7%	1950%
Lease of safe deposit boxes	62	72	80	91	111	220	354	22%	79%
Other service related fees	220	258	171	321	261	885	1,011	-19%	19%
Sale of real estate and other non-financial assets	24	4	165	0	38	161	207	-	58%
Other adjustments and interest from other receivables	69	133	168	165	183	222	649	11%	165%
Initial recognition of loans	-51	28	42	-8	34	53	96	-	-
Sale of property, plant and equipment	36	2	3	5	-10	39	0	-	-
Others	186	2,582	299	455	268	1,235	3,604	-41%	44%
Other Operating Income	548	3,116	984	1,073	926	2,817	6,099	-14%	69%

In 4Q19 Banco Macro’s administrative expenses plus employee benefits totaled Ps.8.3 billion, 13% or Ps.941 million higher than the previous quarter. On a yearly basis administrative expenses plus employee benefits increased 58% or Ps.3 billion, due to higher expenses related to employee benefits (salary increases and severance pay) and maintenance and conservation fees.

In FY2019 administrative expenses plus employee benefits increased 64% compared with FY2018.

Employee benefits increased 12% or Ps.549 million QoQ (the main drivers for the increase were higher salaries and higher social security contributions (Ps.605 million), related to the last leg of the salary increases agreed with the Union). On a yearly basis Employee benefits increased 59% or Ps.1.9 billion.

As of 4Q19, the accumulated efficiency ratio reached 32.3%, improving from the 33.2% posted in 3Q19. In 4Q19 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 13%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 17% compared to 3Q19.

In FY2019 the accumulated efficiency ratio reached 32.3% improving from the 37.9% posted in FY2018.

4Q19 Earnings Release

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated							Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	2018	2019	QoQ	YoY

Employee benefits	3,124	3,134	4,917	4,430	4,979	10,308	17,460	12%	59%
Remunerations	2,350	2,299	3,004	3,155	3,612	7,781	12,070	14%	54%
Social Security Contributions	453	476	1,555	672	820	1,516	3,523	22%	81%
Compensation and bonuses	235	278	276	491	415	752	1,460	-15%	77%
Employee services	86	81	82	112	132	259	407	18%	53%
Administrative Expenses	2,105	2,095	2,300	2,902	3,294	6,826	10,591	14%	56%
Taxes	236	266	300	322	354	901	1,242	10%	50%
Maintenance, conservation fees	293	280	316	335	496	910	1,427	48%	69%
Directors & statutory auditors fees	233	323	290	555	567	717	1,735	2%	143%
Security services	195	212	220	253	288	710	973	14%	48%
Electricity & Communications	201	208	235	242	289	593	974	19%	44%
Other professional fees	191	164	199	219	254	565	836	16%	33%
Rental agreements	105	53	48	38	41	330	180	8%	-61%
Advertising & publicity	146	51	92	103	155	315	401	50%	6%
Personnel allowances	32	33	40	43	47	116	163	9%	47%
Stationary & Office Supplies	16	18	19	27	20	55	84	-26%	25%
Insurance	24	21	25	24	30	60	100	25%	25%
Hired administrative services	5	4	4	-5	1	19	4	-120%	-80%
Other	428	462	512	746	752	1,535	2,472	1%	76%
Total Administrative Expenses	5,229	5,229	7,217	7,332	8,273	17,134	28,051	13%	58%

Total Employees	9,096	9,028	8,978	8,893	8,768
Branches	473	471	464	462	463
Efficiency ratio	39.1%	35.8%	28.6%	38.3%	31.4%

Accumulated efficiency ratio	37.6%	37.9%	28.6%	33.5%	32.3%

In 4Q19, Other Operating Expenses totaled Ps.4.6 billion, decreasing 31% or Ps.2 billion QoQ. Turnover Tax and Others stand out with a 24% (Ps.500 million) increase and a 63% (Ps.2.5 billion) decrease respectively QoQ. It should be noted that in this quarter no loss related to the reprofiling of short term debt is registered (as it was the case in 3Q19). On a yearly basis Other Operating Expenses increased 43% or Ps. 1.4 billion.

In FY2019 Other Operating Expenses totaled Ps.18.3 billion, 77% higher than in FY2018.

OTHER OPERATING EXPENSES	MACRO Consolidated							Change
MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	2018	2019	QoQ	YoY

Turnover Tax	1,749	1,855	1,831	2,115	2,615	5,814	8,416	24%	50%
Other provision charges	527	185	236	471	300	1,104	1,192	-36%	-43%
Deposit Guarantee Fund Contributions	91	104	118	135	111	305	468	-18%	22%
Donations	18	35	37	36	136	86	244	278%	656%
Insurance claims	17	11	10	13	15	55	49	15%	-12%
Others	811	914	1,717	3,864	1,411	2,939	7,906	-63%	74%
Other Operating Expenses	3,213	3,104	3,949	6,634	4,588	10,303	18,275	-31%	43%

In FY2019 Banco Macro's effective income tax rate was 16.3%, lower than the 30.6% effective tax rate of FY2018. During FY2019 and in accordance with applicable Income Tax Law and regulations and the evolution of Consumer Price Index the Bank decided to adjust income tax by inflation.

4Q19 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.211.6 billion, increasing 10% or Ps.18.7 billion QoQ and 22% or Ps.38.6 billion YoY.

Within commercial loans, growth was driven by Overdrafts and Others; with a 32% or Ps.9 billion and a 52% or Ps. 5.3 billion increase QoQ respectively.

The main growth in consumer lending was driven by credit card loans which grew 27% or Ps.9 billion QoQ.

In FY2019 Overdrafts, Others and Credit Card loans stand out with 120%, 43% and 123% increases respectively.

As of 4Q19, Banco Macro´s market share over private sector loans was 8.1%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consolidated					Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	QoQ	YoY

Overdrafts	16,897	11,132	15,832	28,131	37,138	32%	120%
Discounted documents	24,218	26,250	21,380	21,669	19,657	-9%	-19%
Mortgages loans	12,667	12,733	12,172	12,944	12,739	-2%	1%
Pledged loans	4,333	4,325	3,934	4,507	4,007	-11%	-8%
Personal loans	56,413	57,095	56,459	56,200	55,588	-1%	-1%
Credit Card loans	29,567	29,515	29,676	33,108	42,157	27%	43%
Others	19,717	23,393	24,766	23,633	21,819	-8%	11%
Interest	6,900	7,366	8,518	10,136	15,418	52%	123%
Total loan portfolio	170,712	171,809	172,737	190,328	208,523	10%	22%

Total loans in Pesos	125,374	117,783	119,172	136,488	170,920	25%	36%

Total loans in USD	45,338	54,026	53,565	53,840	37,603	-30%	-17%
Financial trusts	1,384	1,373	985	1,371	1,937	41%	40%
Leasing	446	386	335	292	230	-21%	-48%
Others	367	434	650	840	860	2%	134%
Total other financing	2,197	2,193	1,970	2,503	3,027	21%	38%

Total other financing in Pesos	1,787	1,578	1,017	1,500	1,997	33%	12%

Total other financing in USD	410	615	953	1,003	1,030	3%	151%

Total financing to the private sector	172,909	174,002	174,707	192,831	211,550	10%	22%

EOP FX (Pesos per USD)	37.8083	43.3533	42.4483	57.5583	59.8950	4%	58%

USD financing / Financing to the private sector	26%	31%	31%	28%	18%

4Q19 Earnings Release

Public Sector Assets

In 4Q19, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 6.5%, higher than the 4.9% registered in the previous quarter, and higher than the 3.5% posted in 4Q18.

In 4Q19, a Ps.6 billion increase in Provincial loans stands out; also in 4Q19 a 10% or Ps.2 billion increase in Other government securities was experienced. Banco Macro’s strategy during the quarter was to reduce Leliq exposure (an 18% reduction was registered during the quarter) while allocating excess liquidity in loans and other financial instruments.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	QoQ	YoY

Leliqs	55,070	98,918	85,344	55,918	45,932	-18%	-17%
Other	10,333	10,901	10,630	19,346	21,320	10%	106%
Government securities	65,403	109,819	95,974	75,264	67,252	-11%	3%
Provincial loans	1,685	1,197	976	340	6,310	1756%	274%
Loans	1,685	1,197	976	340	6,310	1756%	274%
Purchase of government bonds	75	-	-	-	114	-	52%
Other receivables	75	-	-	-	114	-	52%

TOTAL PUBLIC SECTOR ASSETS	67,163	111,016	96,950	75,604	73,676	-3%	10%

TOTAL PUBLIC SECTOR LIABILITIES	0	0	0	0	0	0%	0%

Net exposure	67,163	111,016	96,950	75,604	73,676	-3%	10%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	12,093	12,098	11,606	19,686	27,744	41%	129%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	3.5%	3.1%	2.9%	4.9%	6.5%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.262.9 billion in 4Q19, increasing 1% or Ps.3.7 billion QoQ and increasing 10% or Ps.24.9 billion YoY and representing 78% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 3% or Ps.6.4 billion, while public sector deposits decreased 14% or Ps.2.8 billion.

The increase in private sector deposits was led by demand deposits, which increased 17% or Ps.18.5 billion, while time deposits decreased 11% or Ps.13.2 billion QoQ.

Within private sector deposits, peso deposits increased 2% or Ps.4.3 billion, while US dollar deposits decreased 6% or USD84 million.

As of 4Q19, Banco Macro´s market share over private sector deposits was 6.2%.

4Q19 Earnings Release

DEPOSITS	MACRO Consolidated					Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	QoQ	YoY

Public sector	19,312	28,153	23,479	20,348	17,560	-14%	-9%

Financial sector	148	211	244	293	314	7%	112%

Private sector	218,497	244,247	260,534	238,558	244,991	3%	12%
Checking accounts	24,438	24,514	29,171	35,118	40,124	14%	64%
Savings accounts	68,696	66,673	78,759	77,195	90,728	18%	32%
Time deposits	121,102	148,833	147,711	119,279	106,068	-11%	-12%
Other	4,261	4,227	4,893	6,966	8,071	16%	89%
Total	237,957	272,611	284,257	259,199	262,865	1%	10%

Pesos	166,599	187,633	191,751	178,842	183,183	2%	10%
Foreign Currency (Pesos)	71,358	84,978	92,507	80,357	79,682	-1%	12%

EOP FX (Pesos per USD)	37.8083	43.3533	42.4483	57.5583	59.8950	4%	58%
Foreign Currency (USD)	1,887	1,960	2,179	1,396	1,330	-5%	-30%

USD Deposits / Total Deposits	30%	31%	33%	31%	30%

Banco Macro’s transactional deposits represent approximately 54% of its total deposit base as of 4Q19. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 4Q19, the total amount of other sources of funds increased 11% or Ps.12.4 billion compared to 3Q19. In 4Q19 Shareholder’s Equity increased 18% or Ps.13.4 billion due to the positive result registered in the quarter.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	QoQ	YoY

Central Bank of Argentina	24	20	24	31	27	-13%	13%
Banks and international institutions	2,568	2,345	1,743	2,660	1,838	-31%	-28%
Financing received from Argentine financial institutions	406	745	430	652	380	-42%	-6%
Subordinated corporate bonds	15,288	17,836	17,192	23,726	24,312	2%	59%
Corporate bonds	6,377	6,314	6,193	6,008	5,525	-8%	-13%
Shareholders' equity	54,636	62,087	62,735	76,374	89,806	18%	64%
Total other source of funds	79,299	89,345	88,317	109,451	121,888	11%	54%

4Q19 Earnings Release

Liquid Assets

In 4Q19, the Bank’s liquid assets amounted to Ps.154.2 billion, showing a 3% or Ps.4.6 billion decrease QoQ, and a 13% or Ps.18.2 billion increase on a yearly basis.

In 4Q19, LELIQs own portfolio decreased 16% or Ps.9 billion, in line with the strategy adopted by the Bank to reduce its exposure to Central Bank Notes.

In 4Q19 Banco Macro’s liquid assets to total deposits ratio reached 59%.

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	QoQ	YoY

Cash	74,766	75,309	96,427	96,609	100,680	4%	35%
Guarantees for compensating chambers	5,720	5,735	5,992	7,102	7,439	5%	30%
Call	405	178	990	150	100	-33%	-75%
Leliq own portfolio	55,070	98,918	85,344	54,898	45,932	-16%	-17%
Total	135,961	180,140	188,753	158,759	154,151	-3%	13%

Liquid assets to total deposits	57.1%	66.1%	66.4%	61.0%	59.0%

Solvency

Banco Macro continued showing high solvency levels in 4Q19 with an integrated capital (RPC) of Ps.98.6 billion over a total capital requirement of Ps.29.6 billion. Banco Macro’s excess capital in 4Q19 was 233% or Ps.69 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 27.3% in 4Q19; TIER1 Ratio stands at 20%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	QoQ	YoY

Credit risk requirement	15,609	16,329	16,641	19,343	21,404	11%	37%
Market risk requirement	212	284	421	778	591	-24%	179%
Operational risk requirement	4,616	5,189	5,959	6,627	7,563	14%	64%
Total capital requirements	20,437	21,802	23,021	26,748	29,558	11%	45%

Ordinary Capital Level 1 (COn1)	52,285	58,520	59,406	69,629	83,090	19%	59%
Deductible concepts Level 1 (COn1)	-3,047	-3,708	-4,160	-7,807	-10,637	36%	249%
Capital Level 2 (COn2)	16,875	19,092	18,740	24,972	26,113	33%	38%
Integrated capital - RPC (i)	66,113	73,903	73,986	86,793	98,566	14%	49%

Excess capital	45,676	52,101	50,965	60,045	69,009	15%	51%

Risk-weighted assets - RWA (ii)	249,781	266,581	281,700	327,312	361,678	10%	45%

Regulatory Capital ratio [(i)/(ii)]	26.5%	27.7%	26.3%	26.5%	27.3%

Ratio TIER 1 [Capital Level 1/RWA]	19.7%	20.6%	19.6%	18.9%	20.0%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

4Q19 Earnings Release

Asset Quality

In 4Q19, Banco Macro’s non-performing to total financing ratio reached a level of 2.07%, up from 1.9% in 3Q19, and higher than the 1.91% posted in 4Q18.

Consumer portfolio non-performing loans improved 32b.p. while Commercial portfolio non-performing loans worsened 87b.p.(related to specific commercial clients among which Vicentin S.A stands out) in 4Q19.

The coverage ratio reached 123.08% in 4Q19. Write-offs over total loans totaled 0.27%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	QoQ	YoY

Commercial portfolio	71,202	68,794	72,524	88,833	104,123	17%	46%
Non-performing	917	618	575	414	1,390	236%	52%
Consumer portfolio	113,538	114,936	112,938	116,576	127,469	9%	12%
Non-performing	2,617	3,111	3,363	3,490	3,410	-2%	30%
Total portfolio	184,740	183,730	185,462	205,409	231,592	13%	25%
Non-performing	3,534	3,729	3,938	3,904	4,800	23%	36%
Commercial non-perfoming ratio	1.29%	0.90%	0.79%	0.47%	1.34%
Consumer non-perfoming ratio	2.30%	2.71%	2.98%	2.99%	2.68%
Total non-performing/ Total portfolio	1.91%	2.03%	2.12%	1.90%	2.07%
Total allowances	4,161	4,446	4,573	4,847	5,909	22%	42%
Coverage ratio w/allowances	117.74%	119.23%	116.14%	124.16%	123.08%
Write Offs	556	967	649	830	616	-26%	11%
Write Offs/ Total portfolio	0.30%	0.53%	0.35%	0.40%	0.27%

4Q19 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	QoQ	YoY

CER adjustable ASSETS
Private sector loans (*)	9,801	10,625	11,776	12,916	14,542	13%	48%
Government Securities	77	80	49	1,595	3,923	146%	4995%
Total CER adjustable assets	9,878	10,705	11,825	14,511	18,465	27%	87%

CER adjustable LIABILITIES
Deposits (*)	929	348	273	199	223	12%	-76%
UVA Unemployment fund	267	335	458	530	557	5%	109%
Total CER adjustable liabilities	1,196	683	731	729	780	7%	-35%

NET CER EXPOSURE	8,682	10,022	11,094	13,782	17,685	28%	104%

 (*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	QoQ	YoY
Cash and deposits in Banks	42,745	46,286	57,164	55,629	70,955	28%	66%
Cash	3,287	3,031	3,367	9,746	10,917	12%	232%
Central Bank of Argentina	25,617	33,803	36,741	19,732	34,065	73%	33%
Other financial institutions local and abroad	13,385	9,450	17,053	26,147	25,969	-1%	94%
Others	456	2	3	4	4	0%	-99%
Net Income from financial instruments at fair value through P&L	388	298	380	237	247	4%	-36%
Derivatives	3	1	0	0	0	0%	-100%
Other financial assets	1,547	1,724	1,771	2,639	2,600	-1%	68%
Loans and other financing	46,040	54,891	54,591	54,793	38,984	-29%	-15%
Other financial institutions	480	513	453	193	602	212%	25%
Non financial private sector & foreign residents	45,560	54,378	54,138	54,600	38,382	-30%	-16%
Other debt securities	1,217	1,313	3,143	1,487	866	-42%	-29%
Guarantees received	929	1,756	1,241	1,713	2,892	69%	211%
Investment in equity instruments	6	7	7	10	11	10%	83%
Investment in associates and joint ventures	0	1	0	-1	0	-	-
Total Assets	92,875	106,277	118,297	116,507	116,555	0%	25%
Deposits	71,358	84,978	92,507	80,358	79,682	-1%	12%
Non financial public sector	2,295	2,102	2,807	2,772	3,990	44%	74%
Financial sector	100	167	163	220	230	5%	130%
Non financial private sector & foreign residents	68,963	82,709	89,537	77,366	75,462	-2%	9%
Derivatives	0	0	1	0	0	-100%	-100%
Other liabilities from financial intermediation	2,619	3,749	3,457	4,947	5,248	6%	100%
Non-subordinated corporate bonds	2,599	2,541	1,924	2,872	2,046	-29%	-21%
Subordinated corporate bonds	15,288	17,836	17,192	23,726	24,312	2%	59%
Other liabilities	35	43	43	61	24	-61%	-31%
Total Liabilities	91,899	109,147	115,124	111,964	111,312	-1%	21%

NET FX POSITION (Pesos)	976	-2,870	3,173	4,543	5,243	15%	437%
EOP FX (Pesos per USD)	37.8083	43.3533	42.4483	57.5583	59.8950	4%	58%
NET FX POSITION (USD)	25.8	-66.2	74.7	78.9	87.5	11%	239%

4Q19 Earnings Release

Relevant and Recent Events

•	BYMA Corporate Governance Trading Panel. In December 2019 Banco Macro was included in BYMA’s special stock trading panel known as Corporate Governance Panel in which it was invited to join. BYMA’s Corporate Governance Panel is a market segment formed by companies who adhere to good corporate governance and transparency practices that are additional to the standard regulatory requirements set forth by the Argentine legislation and commit to the periodic monitoring thereof. Corporate Governance Panel standards are aimed at improving the disclosure of information to investors when it comes to exercising their rights or investing, strengthening the visibility of the Company and making it more attractive for international investors.

•	Repurchase of Class C Peso denominated Notes. During 4Q19 the Bank repurchased Class C Peso denominated notes in the aggregate amount of Ps.44,000,000.

•	Repurchase of Class B peso denominated notes. During 4Q19, the Bank repurchased an aggregate amount of Ps.48,271,000 of Class B peso denominated notes.

•	Interest Payment Class C Peso denominated Notes. In January 2020, the Bank paid quarterly interest on Class C Peso denominated notes in the amount of Ps.422,061,230.88.

•	Class C peso denominated notes cancellation. In February 2020, the Bank cancelled class C peso denominated notes in the aggregate amount of Ps.794,500,000; reducing the total outstanding amount to Ps.2,413,000.

Regulatory Changes

•	Inflation Adjustment. In February 2019, through Communication “A” 6651 the Central Bank of Argentina (BCRA) established that financial institutions should restate financial statements in accordance with IAS 29 starting from January 1st, 2020. As of the date of this report the Bank has quantified the effects of the application of Expected losses of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”. As of December 31, 2019 equity would be approximately Ps.104.7 billion, and net income for the twelve months ended December 31, 2019 would be ~Ps.18.789 billion.

•	Income Tax. Inflation Adjustment. Fiscal Reform Law 27,430 as amended by Law 27,468 established the terms and conditions for inflation adjustments for tax purposes for fiscal years starting from January 2018. The following table sets forth reconciliation between the income tax charge and the amount payable resulting of the application of the income tax rate.

Ps. '000	FY2019	FY2018
Income before Income tax	48,769,109	22,694,533
Statutory Income Tax rate	30%	30%
Income tax	14,630,733	6,808,360
Differences in Income Tax (Inflation Adj)	-6,662,034	156,395
Total Income Tax	7,968,699	6,964,755

                In FY2019 Banco Macro's effective income tax rate was 16.3%, lower than the 30.6% effective tax rate of FY2018.

4Q19 Earnings Release

•	Limits to LELIQs Daily Auction. In January 2020 through Communication “C” 85996 the Central Bank of Argentina (BCRA) established that financial institutions cannot auction LELIQs in an amount higher than: any available balance (above minimum reserve requirements) deposited at the BCRA checking account, plus REPOS with the BCRA, plus the amount of LELIQs maturing on any given day.

•	Loan Loss Provisions. In December 2019 through Communication “A” 6851 the Central Bank of Argentina (BCRA) established that effective January 2020:

o	Financial Institutions will continue to inform Minimum loan loss provisions as established by the Central Bank of Argentina, notwithstanding the regulatory framework established by the adoption of I.F.R.S

o	Financial Institutions should reduce from their integrated capital (RPC) the difference between the minimum regulatory loan loss provision as established by the Central Bank of Argentina in Minimum Loan Loss Provisions and the one calculated in accordance with I.F.R.S.9 Expected Losses.

o	Loans classified as category 6 (irrecoverable according to Central Bank’s rules) will be absorbed by category 5 (Irrecoverable) and will be provisioned as loans without preferred guarantees.

•	Minimum Cash Reserve Requirements. In January 2020 the Central Bank of Argentina through Communication “A” 6858 established that as of February 1st, 2020:

o	For financial institutions included in Group A: reserve requirements will be reduced in an amount equal up to a 30% of the peso financing given to SMEs at a maximum fixed interest rate of 40%. This reduction cannot be higher than 2% of reserve requirements.

•	UVA Time Deposits. In January 2020 through communication “A” 6871 the Central Bank of Argentina (BCRA) established the creation of UVA (CER) peso denominated time deposits. These deposits will have a minimum maturity period of 90 days, but can be withdrawn early (30 days). The minimum interest rate can’t be below 1%. In the case of withdrawal early withdrawal, the resulting rate would be 70% of the average of the last five business days shortest LELIQ at the time of incorporation

4Q19 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
IN MILLIONS $	4Q18	1Q19	2Q19	3Q19	4Q19	QoQ	YoY

ASSETS
Cash and deposits in Banks	74,766	75,309	96,427	96,609	100,680	0%	40%
Cash	10,697	8,770	9,247	15,478	19,512	67%	75%
Central Bank of Argentina	50,211	57,079	70,116	54,967	55,158	-22%	9%
Other local & foreign entities	13,402	9,456	17,062	26,160	26,007	53%	178%
Other	456	4	2	4	3	100%	-99%
Debt securities at fair value through profit & loss	2,635	2,964	1,980	1,496	5,675	-24%	-15%
Derivatives	17	42	17	56	51	229%	-21%
Repo Transactions	-	-	-	-	1,088	0%	0%
Other financial assets	3,000	3,170	4,100	4,080	4,549	0%	23%
Loans & other receivables	178,875	177,717	178,851	194,354	220,005	9%	12%
Non Financial Public Sector	1,776	1,304	1,105	471	6,451	-57%	-76%
Financial Sector	5,574	3,784	4,024	2,423	3,941	-40%	-48%
Non Financial private sector and foreign	171,525	172,629	173,722	191,460	209,613	10%	14%
Other debt securities	64,585	109,048	97,381	76,570	64,534	-21%	70%
Financial assets in guarantee	6,756	7,300	7,157	10,710	10,673	50%	72%
Investments in equity instruments	52	1,504	1,510	1,512	1,536	0%	2808%
Investments in other companies (subsidiaries and joint ventures)	109	124	124	135	146	9%	59%
Property, plant and equipment	9,003	9,849	10,112	10,691	11,002	6%	35%
Intangible assets	1,401	1,548	1,869	2,049	2,123	10%	79%
Deferred income tax assets	47	60	77	2,776	4,939	3505%	4770%
Other non financial assets	833	1,078	986	1,178	670	19%	-47%
Non-current assets held for sale	804	583	441	441	739	0%	247%
TOTAL ASSETS	342,883	390,296	401,032	402,657	428,410	0%	29%

LIABILITIES
Deposits	237,954	272,611	284,259	259,202	262,865	-9%	22%
Non Financial Public Sector	19,354	28,192	23,565	20,438	17,560	-13%	2%
Financial Sector	148	211	244	293	314	20%	95%
Non Financial private sector and foreign	218,452	244,208	260,450	238,471	244,991	-8%	24%
Liabilities at fair value through profit & loss	-	-	-	-	-	0%	0%
Derivatives	1	111	11	147	769	1236%	-31%
Repo Transactions	165	-	278	2,167	1,003	679%	100%
Other financial liabilities	15,319	16,622	14,833	16,711	22,170	13%	31%
Financing received from Central Bank and Other Financial Institutions	2,998	3,111	2,198	3,345	2,246	52%	3%
Issued Corporate Bonds	6,377	6,314	6,193	6,008	5,525	-3%	-8%
Current income tax liabilities	2,947	4,567	4,149	4,508	8,136	9%	114%
Subordinated corporate bonds	15,288	17,836	17,192	23,726	24,312	38%	41%
Provisions	1,046	970	1,026	1,329	1,456	30%	67%
Deferred income tax liabilities	275	404	475	1	2	-100%	-99%
Other non financial liabilities	5,875	5,662	7,682	9,137	10,119	19%	82%
TOTAL LIABILITIES	288,245	328,208	338,296	326,281	338,603	-4%	25%

SHAREHOLDERS' EQUITY
Capital Stock	670	670	670	639	639	-5%	-5%
Issued Shares premium	12,429	12,428	12,428	12,428	12,430	0%	0%
Adjustment to Shareholders' Equity	5	5	5	5	5	0%	0%
Reserves	21,996	21,996	34,807	34,837	34,837	0%	50%
Retained earnings	3,265	18,994	-211	-211	-211	-	-
Other accumulated comprehensive income	543	649	658	1,141	1,306	73%	39%
Net income for the period / fiscal year	15,729	7,343	14,376	27,534	40,800	92%	163%
Shareholders' Equity attributable to parent company	54,636	62,085	62,733	76,373	89,806	22%	50%

Shareholders' Equity attributable to non controlling interest	1	-	1	1	1	0%	0%
TOTAL SHAREHOLDERS' EQUITY	54,637	62,087	62,736	76,375	89,807	22%	50%

4Q19 Earnings Release

ANNUAL BALANCE SHEET	MACRO Consolidated		Change
IN MILLIONS $	2018	2019	FY19/FY18

ASSETS
Cash and deposits in Banks	74,766	100,680	0%
Cash	10,697	19,512	67%
Central Bank of Argentina	50,211	55,158	-22%
Other local & foreign entities	13,402	26,007	53%
Other	456	3	100%
Debt securities at fair value through profit & loss	2,635	5,675	-24%
Derivatives	17	51	229%
Repo Transactions	-	1,088	0%
Other financial assets	3,000	4,549	0%
Loans & other receivables	178,875	220,005	9%
Non Financial Public Sector	1,776	6,451	-57%
Financial Sector	5,574	3,941	-40%
Non Financial private sector and foreign	171,525	209,613	10%
Other debt securities	64,585	64,534	-21%
Financial assets in guarantee	6,756	10,673	50%
Investments in equity instruments	52	1,536	0%
Investments in other companies (subsidiaries and joint ventures)	109	146	9%
Property, plant and equipment	9,003	11,002	6%
Intangible assets	1,401	2,123	10%
Deferred income tax assets	47	4,939	3505%
Other non financial assets	833	670	19%
Non-current assets held for sale	804	739	0%
TOTAL ASSETS	342,883	428,410	0%

LIABILITIES
Deposits	237,954	262,865	-9%
Non Financial Public Sector	19,354	17,560	-13%
Financial Sector	148	314	20%
Non Financial private sector and foreign	218,452	244,991	-8%
Liabilities at fair value through profit & loss	-	-	0%
Derivatives	1	769	1236%
Repo Transactions	165	1,003	679%
Other financial liabilities	15,319	22,170	13%
Financing received from Central Bank and Other Financial Institutions	2,998	2,246	52%
Issued Corporate Bonds	6,377	5,525	-3%
Current income tax liabilities	2,947	8,136	9%
Subordinated corporate bonds	15,288	24,312	38%
Provisions	1,046	1,456	30%
Deferred income tax liabilities	275	2	-100%
Other non financial liabilities	5,875	10,119	19%
TOTAL LIABILITIES	288,245	338,603	-4%

SHAREHOLDERS' EQUITY
Capital Stock	670	639	-5%
Issued Shares premium	12,429	12,430	0%
Adjustment to Shareholders' Equity	5	5	0%
Reserves	21,996	34,837	0%
Retained earnings	3,265	-211	-
Other accumulated comprehensive income	543	1,306	73%
Net income for the period / fiscal year	15,729	40,800	92%
Shareholders' Equity attributable to parent company	54,636	89,806	22%

Shareholders' Equity attributable to non controlling interest	1	1	0%
TOTAL SHAREHOLDERS' EQUITY	54,637	89,807	22%

4Q19 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
IN MILLION $	4Q18	1Q19	2Q19	3Q19	4Q19	QoQ	YoY

Interest Income	23,814	24,395	31,334	35,582	32,813	-8%	38%
Interest Expense	11,526	11,464	14,549	15,525	10,098	-35%	-12%
Net Interest Income	12,288	12,931	16,785	20,057	22,715	13%	85%
Fee income	3,341	3,550	3,668	4,138	4,560	10%	36%
Fee expense	217	241	279	387	435	12%	100%
Net Fee Income	3,124	3,309	3,389	3,751	4,125	10%	32%
Subtotal (Net Interest Income + Net Fee Income)	15,412	16,240	20,174	23,808	26,840	13%	74%
Net Income from financial instruments at Fair Value Through Profit & Loss	364	1,974	133	659	2,580	292%	609%
Result from assets at amortised cost	1	-17	-	-1	54	-	5300%
Difference in quoted prices of gold and foreign currency	729	-51	333	1,497	1,281	-14%	76%
Other operating income	548	3,116	984	1,073	926	-14%	69%
Provision for loan losses	836	2,154	848	825	1,991	141%	138%
Net Operating Income	16,218	19,108	20,776	26,211	29,690	13%	83%
Personnel expenses	3,124	3,134	4,917	4,430	4,979	12%	59%
Administrative expenses	2,105	2,095	2,300	2,902	3,294	14%	56%
Depreciation and impairment of assets	215	290	317	366	397	8%	85%
Other operating expense	3,213	3,104	3,949	6,634	4,588	-31%	43%
Operating Income	7,561	10,484	9,293	11,879	16,432	38%	117%
Income from associates and joint ventures	33	26	613	17	25	47%	-24%
Net Income before income tax on cont. operations	7,594	10,510	9,906	11,896	16,457	38%	117%
Income tax on continuing operations	2,351	3,166	2,874	-1,263	3,192	-	36%
Net Income from continuing operations	5,243	7,344	7,032	13,159	13,265	1%	153%

Net Income for the period	5,243	7,344	7,032	13,159	13,265	1%	153%
Net Income of the period attributable to parent company	5,243	7,343	7,033	13,158	13,266	1%	153%
Net income of the period attributable to non-controlling interests	-	1	-1	1	-1	-	-

Other Comprehensive Income	-276	106	10	481	166	-65%	-160%
Foreign currency translation differences in financial statements conversion	-119	211	-35	533	74	-86%	-162%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-157	-105	45	-52	92	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	4,967	7,450	7,042	13,640	13,431	-2%	170%
Total Comprehensive Income attributable to parent Company	4,967	7,449	7,043	13,638	13,432	-2%	170%
Total Comprehensive Income attributable to non-controlling interests	-	1	-1	1	-1	-	-

4Q19 Earnings Release

ANNUAL INCOME STATEMENT	MACRO Consolidated		Change
IN MILLION $	2018	2019	FY19/FY18

Interest Income	65,578	124,124	89%
Interest Expense	25,932	51,636	99%
Net Interest Income	39,646	72,488	83%
Fee income	11,918	15,916	34%
Fee expense	756	1,342	78%
Net Fee Income	11,162	14,574	31%
Subtotal (Net Interest Income + Net Fee Income)	50,808	87,062	71%
Net Income from financial instruments at Fair Value Through Profit & Loss	1,066	5,346	402%
Result from assets at amortised cost	-5	36	-
Difference in quoted prices of gold and foreign currency	-1,376	3,060	-322%
Other operating income	2,817	6,099	117%
Provision for loan losses	2,706	5,818	115%
Net Operating Income	50,604	95,785	89%
Personnel expenses	10,308	17,460	69%
Administrative expenses	6,826	10,591	55%
Depreciation and impairment of assets	737	1,370	86%
Other operating expense	10,303	18,275	77%
Operating Income	22,430	48,088	114%
Income from associates and joint ventures	265	681	157%
Net Income before income tax on cont. operations	22,695	48,769	115%
Income tax on continuing operations	6,965	7,969	-
Net Income from continuing operations	15,730	40,800	159%

Net Income for the period	15,730	40,800	159%
Net Income of the period attributable to parent company	15,729	40,800	159%
Net income of the period attributable to non-controlling interests	1	-	-

Other Comprehensive Income	339	763	125%
Foreign currency translation differences in financial statements conversion	733	783	7%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	16,069	41,563	159%
Total Comprehensive Income attributable to parent Company	16,068	41,562	159%
Total Comprehensive Income attributable to non-controlling interests	1	-	-

4Q19 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	4Q18	1Q19	2Q19	3Q19	4Q19

Profitability & performance
Net interest margin	16.9%	17.2%	18.0%	21.2%	27.6%
Net interest margin adjusted (exc. FX)	16.0%	17.3%	17.7%	19.7%	26.3%
Net fee income ratio	12.0%	23.1%	12.3%	10.4%	8.0%
Efficiency ratio	35.8%	28.6%	38.3%	31.1%	30.0%
Net fee income as % of A&G Expenses	33.7%	80.9%	32.2%	33.4%	26.8%
Return on average assets	6.4%	8.4%	7.1%	12.4%	13.3%
Return on average equity	38.8%	50.0%	44.4%	74.9%	62.9%
Liquidity
Loans as a percentage of total deposits	75.2%	65.2%	62.9%	75.0%	83.7%
Liquid assets as a percentage of total deposits	57.1%	66.1%	66.0%	61.0%	59.0%
Capital
Total equity as a percentage of total assets	15.9%	15.9%	15.6%	19.0%	21.0%
Regulatory capital as % of APR	26.5%	27.7%	26.3%	26.5%	27.3%
Asset Quality
Allowances over total loans	2.3%	2.4%	2.5%	2.4%	2.6%
Non-performing financing as a percentage of total financing	1.9%	2.0%	2.1%	1.9%	2.1%
Coverage ratio w/allowances	117.7%	119.2%	116.1%	124.2%	123.1%
Cost of Risk	1.9%	4.9%	1.9%	1.7%	3.8%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	4Q18	1Q19	2Q19	3Q19	4Q19

Profitability & performance
Net interest margin	14.9%	17.2%	17.6%	19.1%	21.1%
Net interest margin adjusted (exc. FX)	15.4%	17.3%	17.5%	18.5%	20.3%
Net fee income ratio	16.7%	23.1%	17.7%	14.8%	12.7%
Efficiency ratio	37.9%	28.6%	33.5%	32.5%	31.7%
Net fee income as % of A&G Expenses	44.0%	80.9%	52.8%	45.6%	40.1%
Return on average assets	5.8%	8.4%	7.7%	9.4%	10.4%
Return on average equity	30.7%	50.0%	47.0%	57.3%	59.0%
Liquidity
Loans as a percentage of total deposits	121.1%	65.2%	62.9%	75.0%	83.7%
Liquid assets as a percentage of total deposits	57.1%	66.1%	66.0%	61.0%	59.0%
Capital
Total equity as a percentage of total assets	15.9%	15.9%	15.6%	19.0%	21.0%
Regulatory capital as % of APR	26.5%	27.7%	26.3%	26.5%	27.3%
Asset Quality
Allowances over total loans	2.3%	2.4%	2.5%	2.4%	2.6%
Non-performing financing as a percentage of total financing	1.9%	2.0%	2.1%	1.9%	2.1%
Coverage ratio w/allowances	117.7%	119.2%	116.1%	124.2%	123.1%
Cost of Risk	1.7%	4.9%	3.4%	2.8%	3.1%

4Q19 Earnings Release

ACCUMULATED ANNUAL RATIOS	MACRO Consolidated
	2018	2019

Profitability & performance
Net interest margin	14.9%	21.1%
Net interest margin adjusted (exc. FX)	15.4%	20.3%
Net fee income ratio	16.7%	12.7%
Efficiency ratio	37.9%	31.7%
Net fee income as % of A&G Expenses	44.0%	40.1%
Return on average assets	5.8%	10.4%
Return on average equity	30.7%	59.0%
Liquidity
Loans as a percentage of total deposits	75.2%	83.7%
Liquid assets as a percentage of total deposits	57.1%	59.0%
Capital
Total equity as a percentage of total assets	15.9%	21.0%
Regulatory capital as % of APR	26.5%	27.3%
Asset Quality
Allowances over total loans	2.3%	2.6%
Non-performing financing as a percentage of total financing	1.9%	2.1%
Coverage ratio w/allowances	117.7%	123.1%
Cost of Risk	1.7%	3.1%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 19, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer